FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the June 13, 2005 "US Airways Update" employee newsletter:

US Airways tops off first year in Star Alliance with America West Merger announcement

A little over a year after joining the Star Alliance, US Airways wants to bring the global airlines group an added bonus through its proposed merger with America West: more destinations.

The Star Alliance team seems to like the idea. Executives of the 16 current members, meeting last week in Nagoya, Japan, "were supportive of the addition of a bigger network" said Dennis Tierney, US Airways director of alliances. "There was every indication that the merged carrier would be welcomed."

The merger announcement came two weeks after US Airways celebrated the one-year anniversary of its May 4, 2004, entry into Star, a move that vastly expanded the airline's global reach.

Programs and services

The alliance, which continues to expand, recently announced plans to add two new members - South African Airways and Swiss International Air Lines. When their admission is completed during the coming year, Star Alliance will offer travelers access to 846 destinations in 151 countries, as well as to 620 airport lounges around the world.

The affiliation enables US Airways to offer competitive prices and itineraries to travelers on hundreds of routes - for example, Indianapolis to Warsaw, Poland, or Lagos, Nigeria, using a combination of US Airways and Star member Lufthansa flights.

Passengers also gain the ability to earn and redeem frequent flyer miles on any member airline. Chairman's Preferred members enjoy priority seating, additional free baggage allowance and Club access. And Star Alliance offers unique products such as round-the-world fares, which bring hundreds of additional international customers to US Airways each year

The industry's unusual operating environment - characterized by high loads and low yields - poses challenges to our data analysis, but it is clear that membership in Star has been a major benefit for US Airways, said Tierney.

"Membership enables us to provide better service to our passengers, from the frequent international business traveler to the vacationer," Tierney said. "In addition, from a revenue standpoint, it brings us higher yield traffic as well as incremental traffic."

Increased revenue

For instance, US Airways has seen increased revenue from passengers who book tickets through the Asia/Pacific members of Star Alliance: Air New Zealand, ANA, Asiana, Singapore Airlines, and Thai Airways. Interline revenue from these carriers increased over 70 percent in May-December 2004, compared with the same period a year earlier. By comparison, there was virtually no increase in interline revenues from competitive carriers JAL and Korean Airlines, who are not members of the alliance.

Several years ago, as we prepared to join Star Alliance, US Airways entered into a number of codeshare arrangements, creating even closer partnerships with select airlines. Codeshares provide an improved Computer Reservations System (CRS) listing that communicates single carrier advantages.

A US Airways/United Airlines codeshare agreement took effect in January 2003. US Airways subsequently signed agreements with Star members Lufthansa, Spanair and bmi. It also has codeshares with three smaller Caribbean airlines that are not Star members. Today, about one out of every nine US Airways passengers is involved in a codeshare itinerary.

Overall, international flying now accounts for 24 percent of all US Airways revenue and for about 30 percent of all revenue passenger miles.

Managing the membership

Tierney said US Airways continues to look at new codeshare opportunities, but there are limitations. One is availability of flight numbers. Airline computer systems limit airline flight numbers to four digits. At US Airways, numbers between 5000 and 8799 are reserved for codeshare flights, of which more than 3,000 have been assigned.

"We do not have unlimited codeshare capacity, although we are not bumping up against that barrier today," Tierney said. At bigger airlines, such as United, the limitation on flight numbers is a more pressing problem.

US Airways began researching global alliances in the late 1990s, eventually determining that the Star Alliance offered the greatest strength and stability. Tierney, who joined US Airways in 1993, managed the KLM relationship for Northwest and the US Airways-British Airways codeshare.

Today, managing the alliance is an intricate task involving a dozen or more departments. It involves regular meetings with alliance members, constant communication with codeshare partners and continual challenges to integrate the computer systems of 16 different airlines.

While such behind-the-scenes efforts largely go unseen, passengers and employees can't help but notice the nine Star-branded airplanes flown by US Airways. A requirement of Star membership is that airlines paint 3 percent of their fleet with the Star insignia and colors.

It's an assignment US Airways gladly accepts.

"We want to be associated with the Star Alliance," Tierney said. "We want to see the brand grow. For us, it's particularly helpful in places where we aren't known, such as Thailand. When passengers see the Star Alliance seal of approval on US Airways, it benefits us all."

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group (together, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West Holdings and US Airways Group's management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group ability to continue as a going concern; US Airways Group's ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group's liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways Group ultimately confirmed, can affect the value of the US Airways Group's various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West Holdings and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.